SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                            Hvide Marine Incorporated

--------------------------------------------------------------------------------


                                    (Name of Issuer)

                  Class A Common Stock, Par Value $0.001 Per Share

--------------------------------------------------------------------------------


                             (Title of Class of Securities)

                                     448515 10 6
                             -----------------------------
                                    (CUSIP Number)


       Eugene P. Lynch                                    J. Erik Hvide
Clipper Capital Associates, L.P.                   Hvide Marine, Incorporated
 650 Madison Avenue, 9th Floor                            2200 Eller Drive
     New York, NY 10022                             Fort Lauderdale, FL 33116
       (212) 940-6050                                    (954) 524-4200

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                     June 10, 1997
                             -----------------------------


                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                Page 1 of 18 Pages

                                                   SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         13-3706407
         Clipper Capital Associates, Inc.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,791,133**
                                                   9  SOLE DISPOSITIVE POWER
                                                      2,142,961**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,791,133**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.9**
     14  TYPE OF REPORTING PERSON*
         CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT

                    **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                   "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                 Page 2 of 18 Pages

                                    SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         J. Erik Hvide
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,791,133**
                                                   9  SOLE DISPOSITIVE POWER
                                                      212,992**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,791,133**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.9**
     14  TYPE OF REPORTING PERSON*
         IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
              "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                            Page 3 of 18 Pages

                                 SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         J. Erik Hvide, as trustee of the Hvide Trust I (See Item 2)
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,791,133**
                                                   9  SOLE DISPOSITIVE POWER
                                                      1,215,244**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,791,133**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.9**
     14  TYPE OF REPORTING PERSON*
         OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                              Page 4 of 18 Pages

                                    SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         J. Erik Hvide, as trustee of the Hvide Trust II (See Item 2).
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,791,133**
                                                   9  SOLE DISPOSITIVE POWER
                                                      78,230**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,791,133**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.9**
     14  TYPE OF REPORTING PERSON*
         OO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                   "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                 Page 5 of 18 Pages

                                    SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Metropolitan Life Insurance Company
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,791,133**
                                                   9  SOLE DISPOSITIVE POWER
                                                      71,820**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,791,133**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.9**
     14  TYPE OF REPORTING PERSON*
         IC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                             Page 6 of 18 Pages

                                 SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         OGP II, LP.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,791,133**
                                                   9  SOLE DISPOSITIVE POWER
                                                      67,596**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,791,133**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.9**
     14  TYPE OF REPORTING PERSON*
         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                              Page 7 of 18 Pages

         This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons to report the changes in ownership of the Common Stock described in
Item 3, below.

Item 1.  Security and Issuer.

         This Statement relates to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $0.001 per share (the "Class B Common Stock", and collectively with the Class A Common Stock, the "Common Stock"), of Hvide Marine Incorporated, a Florida corporation (the "Company"). The Class A Common Stock and the Class B Common Stock vote together on all matters submitted to a vote of shareholders. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. Shares of Class B Common Stock are freely convertible into shares of Class A Common Stock on a one-for-one basis.

         The Company's principal executive offices are located at 2200 Eller Drive, Fort Lauderdale, Florida 33316.

Item 2.  Identity and Background.

        Pursuant to Rule 13d-1(f) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Statement is being filed by (i) Clipper Capital Associates, Inc. ("Clipper");
(ii) OGP II, L.P. ("Olympus"); (iii) Metropolitan Life Insurance Company ("Met"); (iv) Mr. J. Erik Hvide; (v) J. Erik Hvide, as trustee of that certain trust created by the Declaration of Trust dated June 23, 1978, for Elsa Hvide and the others named therein ("Hvide Trust I"); and (vi) J. Erik Hvide as trustee of that certain trust created by the Declaration of Trust dated June 23, 1978 for Elsa Hvide Sowrey and the others named therein ("Hvide Trust II"). The foregoing entities are hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(f)(1).

         Clipper is a Delaware corporation with its principal executive offices located at 650 Madison Avenue, 9th Floor, New York, New York 10022. At present, the business of Clipper consists of performing the function of, and serving as, the general partner of Clipper Capital Associates, L.P. ("Clipper L.P."), which in turn is the general partner of certain private investment funds. Clipper L.P. directly owns certain of the shares of Common Stock and is the general partner of certain limited partnerships (collectively with Clipper L.P., the "Clipper Partnerships"), including Clipper/Merchant HMI, L.P. , Clipper/Merban, L.P., Clipper/Hercules L.P. and Clipper/Park HMI, L.P., each of which owns certain of the shares of Common Stock. Mr. Robert B. Calhoun, Jr., a U.S. citizen whose business address is the same as Clipper's, owns all of the outstanding stock of Clipper. The attached Schedule I is a list of the directors and executive officers of Clipper; each of the named persons is a U.S. citizen.

         Met is a mutual insurance company with principal offices at 334 Madison Avenue, P.O. Box 633, Convent Station, NJ 07961-0633. Met principally provides life insurance and annuity products and pension, pension-related and investment-related services to individuals, corporations and other institutions Met and its insurance subsidiaries also provide nonmedical health, disability and property and casualty insurance. Through its noninsurance subsidiaries, Met also offers investment management and advisory services and commercial finance. The attached Schedule II is a list of the directors and executive officers of Met; each of the named persons is a U.S. citizen.


                                                Page 8 of 18 Pages

         Olympus is a Delaware limited partnership with its principal executive offices located at Metro Center, One Station Place, Stamford, CT 06902. At present, the business of Olympus consists of performing the function of, and serving as, the general partner of certain limited partnerships, including Olympus Growth Fund II, L.P., a private investment fund, which owns certain of the shares of Common Stock. Robert S. Morris, Louis J. Mischianti and James A Conroy are, through wholly-owned limited liability entities, the general partners of Olympus. Mssrs. Morris, Mischianti and Conroy are U.S.
citizens whose business address is Olympus's offices.

         J. Erik Hvide is the president and chief executive officer of the Company. He is a U.S. citizen. He is also the successor trustee of Hvide Trust I and Hvide Trust II.

         During the last five years, none of the Reporting Persons or, to the knowledge of any Reporting Person, any of the persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information with respect to a particular Reporting Person and its executive officers, directors and controlling persons contained herein is given solely by such Reporting Person and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to read in its entirety as follows:

         No cash consideration was paid in connection with the transaction that requires the filing of this amendment. For a description of the transaction, see
Item 4, below.

Item 4.  Purpose of Transaction.

         Item 4 is amended to read in its entirety as follows:

         Pursuant to that certain Amended and Restated CSI Agreement dated August 14, 1996 (the "CSI Agreement"), between the Company and the Clipper Partnerships, the Company agreed to issue additional shares of Common Stock to the Clipper Partnerships on June 10, 1997 based on a formula. Pursuant to the Agreement Among Shareholders dated August 14, 1996 (the "Shareholders Agreement") among the Clipper Partnerships, Met, Olympus Growth Fund II, L.P.,
J. Erik Hvide, the Hvide Trust I and Hvide Trust II, J. Erik Hvide, Hvide Trust I and Hvide Trust II agreed to contribute to the Company the number of shares of Common Stock the Company issues pursuant to the CSI Agreement. Pursuant to these agreements, the Company issued 272,641 shares of Class A Common Stock to the Clipper Partnerships, and J. Erik Hvide, Hvide Trust I, and Hvide Trust II contributed to the Company 31,517, 224,139, and 16,985 shares of Class B Common Stock, respectively. Pursuant to the Shareholders Agreement, after such contribution, 240,471 shares of Class B Common Stock held by the Clipper Partnerships were converted into an equal number of shares of Class A Common Stock.


                                                Page 9 of 18 Pages

         Although the Reporting Persons believe that the shares of Common Stock that they beneficially own are an attractive investment at this time, they continue to monitor and evaluate their investment in the Company in light of pertinent factors, including the following:

(i)  the  Company's  business,   operations,  assets,  financial  condition  and
     prospects,

(ii) market, general economic and other conditions; and

(iii)other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine to
     (i) acquire additional securities of the Company, (ii) dispose of some or all of the securities of the Company that they beneficially own, (iii) increase or decrease their participation in the determination of the Company's management and policies or (iv) propose a merger, consolidation, joint venture or other business combination involving the Company or its subsidiaries, a sale or purchase of assets or securities of the Company or its subsidiaries, a recapitalization, reorganization or liquidation involving the Company or its subsidiaries or other similar actions.

         The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares of Common Stock by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Company to effect one or more of the transactions set forth above. In addition, the Reporting Persons may determine to increase or decrease their interest in the Company through one or more transactions in the open market.

         Except as described in Item 6 below, the Reporting Persons do not have either plans or proposals related to or that would result in: (i) the acquisition by any person of additional securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any persons; (viii) causing the shares of Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions.

         For a description of certain contracts and agreements among the Company, the Reporting Persons and certain other stockholders of the Company, see Item 6.


                                                Page 10 of 18 Pages

Item 5.  Interest in Securities of the Company.

         Item 5 is amended to read in its entirety as follows:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations of the Act, Clipper may be deemed to beneficially own 3,791,133 shares of Common Stock, which constitutes approximately 24.9% of the outstanding shares of Common Stock. Clipper has sole voting power with respect to none of the shares of Common Stock; has shared voting power (as general partner of Clipper L.P.) with respect to 3,791,133 of the shares of Common Stock (constituting 72.4% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 2,142,961 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock. In addition, Mr. Calhoun individually owns 1,153 shares of Common Stock.

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, Met may be deemed to beneficially own 3,791,133 shares of Common Stock, which constitutes approximately 24.9% of the outstanding shares of Common Stock. Met has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,791,133 of the shares of Common Stock (constituting 72.4% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 71,820 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations of the Act, Olympus may be deemed to beneficially own 3,791,133 shares of Common Stock, which constitutes approximately 24.9% of the outstanding shares of Common Stock. Olympus has sole voting power with respect to none of the shares of Common Stock; has shared voting power (as general partner of Olympus Growth Fund II, L.P.) with respect to 3,791,133 of the shares of Common Stock (constituting 72.4% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 67,596 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations of the Act, J. Erik Hvide may be deemed to beneficially own 3,791,133 shares of Common Stock, which constitutes approximately 24.9% of the outstanding shares of Common Stock. Mr. Hvide has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,791,133 of the shares of Common Stock (constituting 72.4% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 212,992 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations of the Act, Hvide Trust I may be deemed to beneficially own 3,791,133 shares of Common Stock, which constitutes approximately 24.9% of the outstanding shares of Common Stock. Hvide Trust I has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,791,133 of the shares of Common Stock (constituting 72.4% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 1,215,244 of the shares

                                                Page 11 of 18 Pages
of  Common  Stock,   subject  to  certain  limitations  under  the  Shareholders
Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations of the Act, Hvide Trust II may be deemed to beneficially own 3,791,133 shares of Common Stock, which constitutes approximately 24.9% of the outstanding shares of Common Stock. Hvide Trust II has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,791,133 of the shares of Common Stock (constituting 72.4% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 78,230 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

         Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any other Reporting Person.

         There have been no transactions by the Reporting Persons in the shares of Common Stock during the past 60 days, other than as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         Item 6 is amended to read in its entirety as follows:

         As noted in Item 4, the Clipper Partnerships, Met, Olympus, J. Erik Hvide, Hvide Trust I and Hvide Trust II are parties to the Shareholders Agreement, pursuant to which each of them has agreed to vote all shares of Common Stock owned by it to elect one, two or three nominees (as determined pursuant to the Shareholder Agreement) designated by Clipper L.P and eight nominees designated by J. Erik Hvide to the Company's board of directors. In addition, pursuant to the Shareholders Agreement (a) such persons have granted to each other certain rights of first refusal and certain rights of first opportunity with respect to the shares of Common Stock, (b) the Clipper Partnerships, Met and Olympus have agreed not to transfer any Class A Common Stock to any person that is not an Investor Shareholder (as defined) or a member of the Hvide Group (as defined), unless at the time of transfer such transferor owns no shares of Class B Common Stock, (c) the parties thereto agree not to transfer any Common Stock (unless in a registered public sale or pursuant to Rule 144 under the Securities Act of 1933) unless the transferee becomes a party to the Shareholders Agreement, and (d) J. Erik Hvide, Hvide Trust I and Hvide Trust II agree not to transfer any Common Stock to a person that is not a U.S. citizen.

         As noted in Item 4, under the CSI Agreement, the number of additional shares of Common Stock issuable to the Clipper Partnerships was to be determined on June 10, 1997 based upon a formula contained therein. On that date, there was a dispute between the Company and the Clipper Partnerships as to the number of shares issuable under the CSI Agreement. On September 11, 1997, the Company and the Clipper Partnerships agreed that the number of shares of Class A Common Stock issuable under the CSI Agreement to the Clipper Partnerships is 272,641 shares, and the Clipper Partnerships, J. Erik Hvide, Hvide Trust I and Hvide Trust II entered into a Stipulation for Settlement effective as of September 11, 1997 (the "Settlement Agreement").

         The Company, the Clipper  Partnerships,  Met and Olympus are parties to
that  certain   Registration   Rights  Agreement  dated  August  14,  1996  (the
"Registration Rights Agreement"), pursuant to which the

                                                Page 12 of 18 Pages

Company has granted certain registration rights with respect to the Common Stock owned by Clipper, Met and Olympus.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended to read in its entirety as follows:

         The Shareholders Agreement is attached as Exhibit A to the Reporting Persons' original Schedule 13D filed with the Commission on September 20, 1996.

         The CSI Agreement is attached as Exhibit B to the Reporting Persons' original Schedule 13D filed with the Commission on September 20, 1996.

         The Registration Rights Agreement is attached as Exhibit C to the Reporting Persons' original Schedule 13D filed with the Commission on September 20, 1996.

         Amendment to the Agreement among Shareholders is attached as Exhibit D hereto.

         The Settlement Agreement is attached as Exhibit E hereto.

                                                Page 13 of 18 Pages

                                   Signatures

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  December 4, 1997


                                    CLIPPER CAPITAL ASSOCIATES, INC.,

                                    by:   /s/ Robert B. Calhoun, Jr.
                                       Name:  Robert B. Calhoun, Jr.
                                       Title:  President


                                     METROPOLITAN LIFE INSURANCE COMPANY,

                                     by:   /s/ Michael J. Mazzola
                                     Name:  Michael J. Mazzola
                                     Title: Assistant Vice-President


                                     OGP II, L.P.,
                                        by its general partner LJM, LLC,

                                     by:   /s/ Louis J. Mischianti
                                           Name:  Louis J. Mischianti
                                           Title:  Member

                                           /s/ J. Erike Hvide
                                           J. Erik Hvide


                                     J. ERIK HVIDE, as trustee of the trust
                                     created by the Declaration of Trust
                                     dated June 23, 1978, for Elsa Hvide and
                                     the others named therein,

                                     by:   /s/ J. Erik Hvide
                                           Name:  J. Erik Hvide
                                           Title:  Trustee



                                                Page 14 of 18 Pages

                                      J. ERIK  HVIDE,  as trustee
                                      of the trust created by the
                                      Declaration  of Trust dated
                                      June  23,  1978,  for  Elsa
                                      Hvide Sowrey and the others
                                      named therein,

                                      by:   /s/ J. Erik Hvide
                                            Name: J. Erik Hvide
                                            Title: Trustee



                                                Page 15 of 18 Pages

                                         Schedule I


                              Directors and Executive Officers of
                                Clipper Capital Associates, Inc.


 Name                                                 Business and Address

Eugene P. Lynch                                      Clipper Capital Associates
Treasurer, Secretary and Director                    650 Madison Avenue
                                                     New York, NY 10022
Robert B. Calhoun, Jr.
President and Director



                                                Page 16 of 18 Pages

                                       Schedule II

                            Directors and Executive Officers of
                            Metropolitan Life Insurance Company

Executive Officers:
Harry P. Kamen                            Gary A. Beller                         C. Robert Henrikson
Chairman                                  Executive Vice-President,              Executive Vice-President
and Chief Executive Officer               General Counsel
                                          and Chief Legal Officer

Gerald Clark                              Robert H. Benmosche                    Jeffrey J. Hodgman
Senior Executive                          President and Chief                    Executive Vice-President
Vice-President and Chief                  Operating Officer
Investment Officer

Stewart G. Nagler                         Catherine A. Rein                      David A. Levere
Senior Executive Vice-President           Executive Vice-President               Executive Vice-President
and Chief Financial Officer

John H. Tweedie                           William J. Toppeta
Executive Vice-President                  Executive Vice-President

Directors:

Allen E. Murray                           James R. Houghton                      Curtis H. Barnette
Retired Chairman of the Board             Retired Chairman of the Board          Chairman of the Board
and Chief Executive Officer               Corning Incorporated                   and Chief Executive Officer
Mobil Corporation                                                                Bethlehem Steel Corporation

John B. M. Place                          Joan Ganz Cooney                       William S. Sneath
Former Chairman of the Board              Chairman,                              Retired Chairman of the Board
Croker National Corporation               Executive Committee                    Union Carbide Corporation
                                          Children's Television Workshop

Robert H. Benmosche                       Robert G. Schwartz                     Ruth J. Simmons, PH.D.
President and Chief                       Retired Chairman of the Board          President
Operating Officer                         President and Chief                    Smith College
Metropolitan Life                         Executive Officer
Insurance Company                         Metropolitan Life
                                          Insurance Company

Harry P. Kamen                            Hugh B. Price                          Helene L. Kaplan
Chairman and                              President and Chief                    Of Counsel
Chief Executive Officer                   Executive Officer                      Skadden, Arps, Slate,
Metropolitan Life                         National Urban                         Meagher & Flom
Insurance Company                         League, Inc.


                                                 Page 17 of 18 Pages

John J. Phelan, Jr.                       Burton A. Dole, Jr.                    Charles M. Leighton
Retired Chairman and                      Chairman of the Board                  Chairman and Chief
Chief Executive Officer                   Nellcar Puritan Bennett                Executive Officer
New York Stock Exchange, Inc.                                                    CML Group, Inc.

Gerald Clark                              William C. Steere, Jr.
Senior Executive                          Chairman of the Board
Vice-President and                        and Chief Executive Officer
Chief Investment Officer                  Pfizer Inc.
Metropolitan Life
Insurance Company




































                                                 Page 18 of 18 Pages

Exhibit D

         AMENDMENT TO AGREEMENT AMONG SHAREHOLDERS, dated as of October 24, 1997, among the shareholders of Hvide Marine Incorporated, a Florida corporation, identified on the signature page hereto (the "Shareholders").

         WHEREAS the Shareholders, having entered into an Agreement Among Shareholders dated as of August 14, 1996 (the "Shareholders Agreement"), desire to amend the Shareholders Agreement;

         NOW, THEREFORE, in consideration of the premises and agreements contained in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

         1. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them by the Shareholders Agreement.

         2. For purposes of Section 4.01 of the Shareholders Agreement only, in computing the Primary Economic Interest of the Investor Shareholders, shares of Common Stock distributed by any Investor Shareholder that is a limited partnership to any partner of such partnership shall, upon such distribution, be deemed not to be owned by an Investor Shareholder.

         3. This Agreement may be executed in multiple counterparts (including by facsimile signature), each of which will be deemed an original but all of which will constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.


                          CLIPPER CAPITAL ASSOCIATES, L.P.,


                          by   /s/ ROBERT B. CALHOUN, JR.
                                   Name:  Robert B. Calhoun, Jr.
                                   Title:  President


                          CLIPPER/MERCHANT HMI, L.P.,

                          by its general partner
                          CLIPPER CAPITAL ASSOCIATES, L.P.,

                          by   /s/ ROBERT B. CALHOUN, JR.
                                   Name:  Robert B. Calhoun, Jr.
                                   Title:  President

                                  CLIPPER/PARK HMI, L.P.,

                                  by its general partner
                                  CLIPPER CAPITAL ASSOCIATES, L.P.,

                                  by   /s/ ROBERT B. CALHOUN, JR.
                                           Name:  Robert B. Calhoun, Jr.
                                           Title:  President


                                  CLIPPER/MERBAN HMI, L.P.,

                                  by its general partner
                                  CLIPPER CAPITAL ASSOCIATES, L.P.,

                                  by   /s/ ROBERT B. CALHOUN, JR.
                                           Name:  Robert B. Calhoun, Jr.
                                           Title:  President


                                  CLIPPER/HERCULES, L.P.,

                                  by its general partner
                                  CLIPPER CAPITAL ASSOCIATES, L.P.,

                                  by   /s/ ROBERT B. CALHOUN, JR.
                                           Name:  Robert B. Calhoun, Jr.
                                           Title:  President


                                  OLYMPUS GROWTH FUND II, L.P.,


                                  by    /s/ LOUIS J. MISCHIANTI
                                           Name:  Louis J. Mischianti
                                           Title:  Partner


                                  METROPOLITAN LIFE INSURANCE
                                  COMPANY,


                                  by   /s/ JOHN C. KELSH
                                           Name:  John C. Kelsh
                                           Title:  Vice-President and
                                                      Invesment Counsel

                                   /s/ J. ERIK HVIDE
                              J. Erik Hvide


                              Trust  created  by
                              the Declaration of
                              Trust  dated  June
                              23, 1978, for Elsa
                              Hvide    and   the
                              others       named
                              therein,

                              by    /s/ J. ERIK HVIDE
                                       J. Erik Hvide


                              Trust created by the Declaration of Trust, dated June 23, 1978, for Elsa Hvide Sowrey and the others named therein,

                              by    /s/ J. ERIK HVIDE
                                       J. Erik Hvide

Exhibit E




                           IN THE CIRCUIT COURT OF THE
                        17TH JUDICIAL CIRCUIT IN AND FOR
                             BROWARD COUNTY, FLORIDA
                                CIVIL DIVISION

                                                   CASE NO.:  97-9722-04

HVIDE MARINE INCORPORATED,
a Florida corporation and
J. ERIK HVIDE,

                  Plaintiffs,

vs.

CLIPPER CAPITAL ASSOCIATES,
L.P.; CLIPPER/PARK HMI, L.P.;
CLIPPER/HERCULES, L.P.;
CLIPPER/MERCHANT HMI, L.P.; AND
CLIPPER/MERBAN, L.P.,

                  Defendants.
---------------------------------/

                             STIPULATION FOR SETTLEMENT

         This Agreement is effective as of the 11th day of September, 1997, by and among plaintiffs, HVIDE MARINE INCORPORATED, a Florida corporation ("HMI"), and J. ERIK HVIDE (collectively referred to herein as "Plaintiffs"), joined by
J. ERIK HVIDE as Trustee under each of the undersigned trusts (collectively with Plaintiffs, the "Hvide Parties") and defendants, CLIPPER CAPITAL ASSOCIATES, L.P.; CLIPPER/PARK HMI, L.P.; CLIPPER/HERCULES, L.P.; CLIPPER/MERCHANT HMI, L.P.; AND CLIPPER/MERBAN, L.P., (collectively referred to as "Defendants").

         WHEREAS, on or about September 30, 1994, the parties hereto entered into written agreements, which included, among others, a Contingent Share Issuance Agreement, which, pursuant to a Recapitalization Agreement dated as of August 8, 1996, was amended and restated by the Amended and Restated Contingent Share Issuance Agreement dated as of August 14, 1996, and which was further amended by Amendment No. 1 thereto dated as of April, 1997 (the "Amended CSI Agreement"); and

         WHEREAS, the Plaintiffs filed a suit against the Defendants in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida, on June 25, 1997, seeking, among other things, a declaratory judgment that HMI had fulfilled its obligations to the Defendants under Section 3.02 of the Amended CSI Agreement by issuing 237,641 shares of its common stock on or about June 10, 1997 (the "Action"); and

         WHEREAS, the parties hereto acknowledge that this Agreement is intended to settle all claims, defenses or counterclaims either actually asserted in the Action or which could have been asserted in the Action by any party with respect to their respective rights and obligations under Section 3.02 of the Amended CSI Agreement;

         NOW, THEREFORE, in consideration of the mutual covenants, promises and valuable consideration hereinafter set forth, the receipt and sufficiency of which is hereby acknowledged, and with the intent to be legally bound, it is agreed by and among the Hvide Parties and Defendants:

         1. The parties hereto acknowledge that the aforementioned recitals are true and correct and agree that such recitals, together with the definitions set forth therein, are hereby incorporated into this Agreement by reference.

         2. The parties hereto agree that under Section 3.02 of the Amended CSI Agreement, the number of shares required to have been issued under the Series 1 CSIs to Defendants on June 10, 1997 was 272,641.

         3. The parties hereto agree that HMI shall immediately issue to Defendants 272,641 shares of Class A Common Stock of HMI (the "Shares"), and pursuant to that certain Agreement Among Shareholders dated as of August 14, 1996, among the shareholders of HMI (the "Shareholders Agreement"), the Hvide Group Shareholders (as defined therein) shall transfer to HMI 272,641 Shares of Class B Common Stock of HMI. The Plaintiffs and Defendants shall immediately execute and Plaintiffs shall immediately file a Stipulation for Dismissal and Agreed Order Dismissing Case With Prejudice, in the form attached hereto as Composite Exhibit A.

         4. HMI shall immediately instruct its transfer agent to issue the Shares to the Defendants.

         5. In accordance with Section 7.02 of the Shareholders Agreement, upon receipt of the Shares, Defendants shall immediately transmit to HMI's transfer agent certificates representing 240,471 shares of Class B Common Stock of HMI against issuance of certificates representing a like number of shares of Class A Common Stock of HMI to reflect the conversion of such shares as set forth in
Section 7.02 of the Shareholders Agreement.

         6. Effective upon receipt by Defendants of the Shares and the entry of the Agreed Order Dismissing Case With Prejudice, the Hvide Parties, their principals, officers, directors, partners, employees, servants, stockholders, agents, subsidiaries, affiliates, related corporations or other entities, heirs, assigns, predecessors and successors in interest, release, acquit and forever discharge the Defendants, their principals, officers, directors, partners, employees, servants, stockholders, agents, subsidiaries, affiliates, related corporations or other entities, heirs, assigns, predecessors and successors in interest, from any and all action, claims, liabilities, demands, damages and causes, whether known or unknown, which relate to or concern the parties' rights and obligations under Section 3.02 of the Amended CSI Agreement.

         7. Effective upon receipt by Defendants of the Shares and the entry of the Agreed Order Dismissing Case With Prejudice, the Defendants, their principals, officers, directors, partners, employees, servants, stockholders, agents, subsidiaries, affiliates, related corporations or other entities, heirs, assigns, predecessors and successors in interest, release, acquit and forever discharge the Hvide Parties, their principals, officers, directors, employees, servants, stockholders, agents, subsidiaries, affiliates, related corporations or other entities, heirs, assigns, predecessors and successors in interest, from any and all actions, claims, liabilities, demands, damages and causes, whether known or unknown, which relate to or concern the parties rights and obligations under Section 3.02 of the Amended CSI Agreement.

         8. Effective upon receipt by Defendants of the Shares and the entry of Agreed Order Dismissing Case With Prejudice, all claims, defenses or counterclaims either actually asserted in the Action or which could have been asserted in the Action by either party relating to Section 3.02 of the Amended CSI Agreement, are settled and completely disposed of as a result of this Agreement, except that if either party pursues any legal proceeding, including but not limited to any lawsuit (including trial and appellate proceedings), mediation or arbitration (including original, confirmation and appellate proceedings) to enforce any portion of this Agreement, the prevailing party shall be entitled to payment by the other party of its expenses (including reasonable attorneys' fees, paralegals' fees, and costs incurred, whether or not otherwise taxable in court as costs) incurred in bringing or defending such proceedings. Each party shall otherwise bear its own costs and attorneys' fees.

         9. (a) With respect to Article IV of the Shareholders Agreement, the Hvide Parties represent that the aggregate "Primary Economic Interest" (as defined in the Shareholders Agreement) of the "Investor Shareholders" (as defined in the Shareholders Agreement) is currently less than 20% of the "Total Primary Economic Interest" (as defined in the Shareholders Agreement) in HMI. Accordingly, the parties hereto agree that (i) the Investor Shareholders currently have the right to nominate two directors of HMI; (ii) at such time as HMI notifies the Defendants that the aggregate Primary Economic Interest of the Investor Shareholders is less than 10% of the Total Primary Economic Interest in HMI, either Robert B. Calhoun, Jr. or John L. Lee (or one of their respective successors) as determined by Clipper on behalf of itself and the other Investor Shareholders, both of whom shall be considered the remaining nominees of the Investor Shareholders, shall tender his resignation as a director of HMI or shall have otherwise ceased to serve as a director of HMI; and (iii) at such time as HMI notifies the Defendants that the aggregate Primary Economic Interest of the Investor Shareholders is less than 5% of the Total Primary Economic Interest in HMI, all of the nominees of the Investor Shareholders shall tender their resignations as directors of HMI or shall have otherwise ceased to serve as directors of HMI.

                  (b) Defendants shall not distribute in-kind shares of Class B Common Stock owned by Defendants to limited partners of Defendants, it being understood that any of such shares of Class B Common Stock may be converted by Defendants into shares of Class A Common Stock and such shares of Class A Common Stock (but not any shares of Class B Common Stock) may be distributed in-kind by Defendants to limited partners of Defendants.

         10. It is expressly understood and agreed that this Agreement shall not be construed as, or be deemed to be, evidence of an admission or concession of any fault or liability or damage whatsoever on the part of any of the parties hereto, and no party shall make any disparaging statement about any other party hereto.

         11. It is mutually understood and agreed that this Agreement shall be governed by Florida law.

         12. Each party was represented by counsel during negotiation of the provisions of this Agreement, and each party agrees that no provision of this Agreement is to be interpreted for or against any party on the basis that the party or the party's counsel drafted the Agreement.

         13. In case any covenant, condition, term or provision contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect, in whole or in part, by judgment, order or decree of any court or other judicial tribunal of competent jurisdiction, from which judgment, order or decree no further appeal or petition for review is available, the validity of the remaining covenants, conditions, terms and provisions contained in this Agreement, and the validity of the remaining part of any term or provision held to be partially invalid, illegal or unenforceable, shall in no way be affected, prejudiced or disturbed thereby. In case of any conflict between the provisions of this Agreement and those of any other agreement between the parties, the provisions of this Agreement shall prevail.

         14. The parties hereto agree that the failure of any party to seek enforcement of any part of this Agreement shall not work as a waiver of any subsequent or prior non-compliance by any other party.

         15. Any waiver, alteration or modification of any of the provisions of this Agreement shall not be valid unless in writing and signed by all parties hereto.

         16. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their respective successors, assigns and licensees, any corporation, partnership or other legal entity which owns or controls or is owned or controlled by any party, and any affiliates thereof.

         17. The individual signing this Agreement on behalf of each party represents and warrants that he has authority to execute this Agreement on behalf of such party and the other persons intended to be bound by the obligations of that party.

         18. The parties hereto agree that this Agreement sets forth the entire understanding of the partes in connection with its subject matter, and supersedes any and all contemporary and prior discussions, understandings and agreements. Each party hereby represents and warrants that no statements, representations or warranties in connection with the subject matter of this Agreement have been made except as expressly set forth herein.

         19. Any notices or deliveries required or permitted to be served or given pursuant to this Agreement, unless otherwise agreed to by the parties, shall be delivered either by personal delivery or by first class mail, certified mail and overnight courier, postage prepaid, addressed as follows:

The Hvide Parties:

Hvide Marine Incorporated
2200 Eller Drive
Ft. Lauderdale, Florida  33316
Attn:    Gene Dougals, Vice President-Legal
         and General Counsel
Facsimile: (954) 527-1772
Telephone: (954) 524-4200, Ext. 800


Defendants:

Clipper Capital Associates, L.P.
         650 Madison Avenue
         9th Floor
         New York, New York  10022

         -with a copy to-

Weil, Gotshal & Manges LLP
         767 Fifth Avenue
         New York, New York  10153
         Attn:  Michael Nissan

         20. This Agreement contains all of the covenants and agreements between the parties with respect to the subject matter hereof and each party to this Agreement acknowledges that no representation, inducement, promise or statement, oral or otherwise, has been made by any party or anyone acting on behalf of any party which is not embodied herein, and agrees that no other agreement, covenant, representation, inducement, promise or statement not set forth in writing in this Agreement shall be valid or binding.

         21. This Agreement may be executed in counterparts (including execution and delivery by facsimile transmission), each of which shall be an original, but all counterparts together shall constitute one and the same instrument.


                                   Signature Pages to Stipulation for Settlement


CONSENTED AND AGREED TO BY
HVIDE MARINE INCORPORATED



CONSENTED AND AGREED TO BY
J. ERIK HVIDE




CONSENTED AND AGREED TO BY
J. ERIK HVIDE AS TRUSTEE UNDER
THE TRUST CREATED BY THE DECLARATION
OF TRUST DATED JUNE 23, 1978, FOR
ELSE HVIDE AND THE OTHERS NAMED
THEREIN



CONSENTED AND AGREED TO BY
J. ERIK HVIDE AS TRUSTEE UNDER
THE TRUST CREATED BY THE DECLARATION
OF TRUST DATED JUNE 23, 1978 FOR
ELSE HVIDE SOWERY AND THE OTHERS
NAMED THEREIN



CONSENTED AND AGREED TO BY
CLIPPER CAPITAL ASSOCIATES, L.P.,
BY CLIPPER CAPITAL ASSOCIATES, INC.,
ITS GENERAL PARTNER


CONSENTED AND AGREED TO BY

CLIPPER/PARK HMI, L.P., BY
CLIPPER CAPITAL ASSOCIATES, L.P.,
ITS GENERAL PARTNER, BY CLIPPER
CAPITAL ASSOCIATES, INC., ITS
GENERAL PARTNER


                    Signature Pages to Stipulation for Settlement



CONSENTED AND AGREED TO BY
CLIPPER/HERCULES, L.P., BY
CLIPPER CAPITAL ASSOCIATES, L.P.,
ITS GENERAL PARTNER, BY CLIPPER
CAPITAL ASSOCIATES, INC., ITS
GENERAL PARTNER



CONSENTED AND AGREED TO BY
CLIPPER/MERCHANT HMI, L.P., BY
CLIPPER CAPITAL ASSOCIATES, L.P.,
ITS GENERAL PARTNER, BY CLIPPER
CAPITAL ASSOCIATES, INC., ITS
GENERAL PARTNER



CONSENTED AND AGREED TO BY
CLIPPER/MERBAN, L.P., BY
CLIPPER CAPITAL ASSOCIATES, L.P.,
ITS GENERAL PARTNER, BY CLIPPER
CAPITAL ASSOCIATES, INC., ITS
GENERAL PARTNER



                                RUDEN, McCLOSKY, SMITH,
                                SCHUSTER & RUSSELL, P.A.
                                   Attorneys for Hvide Marine Incorporated
                                15th Floor
                                200 East Broward Blvd.
                                P.O. Box 1900
                                Fort Lauderdale, Florida 33302

                                                     By:
                          Terrence Russell (FBN 116057)
                           John R. Keller (FBN 796890)

                                  CANNING, MURRAY & PELTZ, P.A.
                                  Attorney for J. Erik Hvide
                                  8300 N.W. 53rd Street
                                  Suite 300
                                  Miami, Florida  33166-7712

                                  By:
                                  C. Robert Murray, Jr. (FBN 182928)

                                    WEIL, GOTSHAL & MANGES LLP
Attorneys                           for     Clipper     Capital
                                    Associates,           L.P.;
                                    Clipper/Park   HMI,   L.P.;
                                    Clipper/Hercules,     L.P.;
                                    Clipper/Merchant HMI, L.P.;
                                    and  Clipper/Merban,  L.P.,
                                    701  Brickell  Avenue Suite
                                    2100     Miami,     Florida
                                    33131-2861

                                    By:
                                    Edward Soto (FBN 265144)
                                    Valerie Itkoff (FBN 26514)

                                         COMPOSITE EXHIBIT A


                                         IN THE CIRCUIT COURT OF THE 17TH
                                         JUDICIAL CIRCUIT IN AND FOR BROWARD
                                         COUNTY, FLORIDA

                                         CIVIL DIVISION

                                         CASE NO.:  97-9722-04

HVIDE MARINE INCORPORATED,
a Florida corporation and
J. ERIK HVIDE,

                  Plaintiff

vs.

CLIPPER CAPITAL ASSOCIATES,
L.P.; CLIPPER/PARK HMI, L.P.;
CLIPPER/HERCULES, L.P.;
CLIPPER/MERCHANT HMI, L.P.; AND
CLIPPER/MERBAN, L.P.,

                  Defendants.
---------------------------------/

                          STIPULATION FOR DISMISSAL

         IT IS HEREBY STIPULATED AND AGREED, by and between plaintiffs HVIDE MARINE INCORPORATED and J. ERIK HVIDE, and defendants CLIPPER CAPITAL
ASSOCIATES, L.P.; CLIPPER/PARK HMI, L.P.; CLIPPER/HERCULES, L.P.; CLIPPER/MERCHANT HMI, L.P.; and CLIPPER/MERBAN, L.P., that the above action be dismissed with prejudice in accordance with the terms of a Stipulation for Settlement by and among the parties hereto dated as of September 11, 1997. The parties jointly move for entry of an Agreed Order Dismissing Case With Prejudice, in the form submitted herewith, which is an absolute condition for the effectiveness and enforceability of the Stipulation for Settlement.

         DATED this         day of September, 1997.

RUDEN, McCLOSKY, SMITH,                      WEIL, GOTSHAL & MANGES LLP
SCHUSTER & RUSSELL, P.A.                     Attorneys for Defendants
Attorneys for Hvide Marine                       701 Brickell Avenue
          Incorporated                           Suite 2100
15th Floor                                       Miami, Florida  33131
200 East Broward Blvd.
Fort Lauderdale, Florida 33302


By:                                           By:

Terrence Russell (FBN 116057)                     Edward Soto (FBN 265144)
John R. Keller (FBN 796890)                       Valerie Itkoff (FBN 26514)


CANNING, MURRAY & PELTZ, P.A.
Attorney for J. Erik Hvide
8300 N.W. 53rd Street
Suite 300
Miami, Florida  33166-7712


By:
         C. Robert Murray, Jr. (FBN 182928)

                                         IN THE CIRCUIT COURT OF THE 17TH
                                         JUDICIAL CIRCUIT IN AND FOR BROWARD
                                         COUNTY, FLORIDA

                                         CIVIL DIVISION

                                                     CASE NO.:  97-9722-04

HVIDE MARINE INCORPORATED,
a Florida corporation and
J. ERIK HVIDE,

                  Plaintiff

vs.

CLIPPER CAPITAL ASSOCIATES,
L.P.; CLIPPER/PARK HMI, L.P.;
CLIPPER/HERCULES, L.P.;
CLIPPER/MERCHANT HMI, L.P.; AND
CLIPPER/MERBAN, L.P.,

                  Defendants.
---------------------------------/

                      AGREED ORDER DISMISSING CASE WITH PREJUDICE


         THIS CAUSE having come before the Court upon the parties' above Stipulation for Dismissal, and the Court having considered the same and being fully familiar with the matter, and the parties having agreed to the entry of this Order, it is, upon consideration,

         ORDERED, as follows:

         1. The Stipulation for Dismissal is hereby, in all respects, approved, ratified and confirmed, and the parties to the stipulation are directed to comply therewith.

         2. This Case is hereby dismissed with prejudice.

         3. The Court retains jurisdiction to enforce the Stipulation for Dismissal. DONE AND ORDERED, in Chambers, Fort Lauderdale, Broward County, Florida,
this        day of                   , 1997.



                                                     Circuit Court Judge

Copies to:
Terrence Russell and John R. Keller
C. Robert Murray, Jr.
Edward Soto and Valerie Itkoff